17004386

SEC

Washington, D.C. 20549

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JUL 03 2017
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65479

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/16 (MM/DD/YY) AND ENDING 04/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MVision Private Equity Advisers USA LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Connaught House, 1-3 Mount Street
(No. and Street)

London	UK	W1K 3NB
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mounir Guen +44 207 409 3663
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036-2602
(Address)	(City)	(State)	(Zip Code)

2017 JUN 27 PM 2:55 RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mounir Guen, swear (~~or affirm~~) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MVision Private Equity Advisers USA LLC, as of April 30, 20 17, are true and correct. I further swear (~~or affirm~~) that neither the company nor any partner, proprietor, principal ~~officer or~~ director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DE PINNA
35 PICCADILLY
LONDON
W1J 0LJ
SCRIVENER NOTARIES

Subscribed and Sworn at London, England, on 20th June 2017
Before me:

[signature]
Signature

C.E.O.
Title

[signature]

Notary Public - David Noel Lloyd Fawcett

D.N.L. FAWCETT
NOTARY PUBLIC
MY COMMISSION EXPIRES
WITH LIFE

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors
MVision Private Equity Advisers USA LLC

We have audited the accompanying statement of financial condition of MVision Private Equity Advisers USA LLC (the Company) as of April 30, 2017, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MVision Private Equity Advisers USA LLC as of April 30, 2017, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

New York, New York
June 28, 2017

MVision Private Equity Advisers USA LLC

Statement of Financial Condition
April 30, 2017

ASSETS

Cash and Cash Equivalents	$ 1,436,270
Prepaid Taxes	20,869
Deferred Tax Asset	878,183
Fixed Assets, at cost (net of accumulated depreciation of $1,681,051)	180,378
Security Deposits	400,715
Fees Receivable	228,290
Receivable from affiliates	399,690
Prepaid Expenses	81,321
Total assets	$ 3,625,716

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses and other liabilities	$ 203,493
Payable to affiliates	62,186
Total liabilities	$ 265,679
Commitments and Contingencies (Notes 3 and 7)	
Stockholder's Equity:	
Common stock, par value $100 per share; 1,000,000 shares authorized; 750 shares issued and outstanding	75,000
Retained earnings	3,285,037
Total stockholder's equity	3,360,037
Total liabilities and stockholder's equity	$ 3,625,716

See Notes to Financial Statements.

Note 1. Summary of Significant Accounting Policies

Description of Business: MVision Private Equity Advisers USA LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware limited liability corporation that is a wholly owned subsidiary of MVision Private Equity Advisers Limited (the "Parent"). The Company is engaged in a single line of business as a broker-dealer raising capital for private equity firms and investment managers and providing related specialized financial services. The Company does not conduct any retail securities business, offer or hold customer accounts, nor does it hold or receive client or investor funds or securities. The Company is not a party to agreements between an investor and its private fund clients, does not make a market in any security, nor does it trade for its own account or for the account of any client (or investor) in any security.

The Company operates under exemptive provisions of paragraph (k)(2)(i) of the Securities and Exchange Commissions Rule 15c3-3 ("SEC Rule 15c3-3"). Among other provisions, the Company does not hold funds or securities for, or owe money or securities to, customers.

Basis of Presentation: The financial statements are presented in accordance with generally accepted accounting principles ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations and cash flows.

Foreign Currency: The Company maintains certain cash accounts denominated in foreign currencies. Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the statement of operations is translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net loss.

Use of Estimates: In presenting the financial statements in conformity with GAAP, management makes estimates regarding certain matters that affect the reported amounts and disclosures in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates.

Revenue Recognition: The Company earns revenue by charging a fee for raising capital for private equity firms and investment managers and for providing related specialized financial services. Approximately 45% of the fees earned during the year were from two fund managers.

Cash and Cash Equivalents: The Company considers all highly liquid money market instruments with an original maturity of three months or less at the time of purchase to be cash equivalents. As at April 30, 2017 the company held no cash equivalents.

Fees Receivable: These represent receivables from third parties for services performed prior to year-end.

Prepaid Expenses: The Company makes payments for certain expenses, such as insurance, in advance of the period in which it receives the benefit. These payments are classified as prepaid expenses and amortized over the respective period of benefit relating to the contractual arrangement.

Fixed Assets: Fixed assets are reported at cost, less accumulated depreciation and amortization determined under the straight line method. They are depreciated over their estimated useful lives.

Liabilities: Accrued expenses consist primarily of accruals made for professional fees, compensation, benefit expenses and payables to third parties.

Income Taxes: The Company accounts for income taxes in accordance with FASB Accounting Standards Codification ("ASC") 740, *Accounting for Income Taxes*. FASB ASC 740 requires that deferred taxes be established based upon the temporary differences between financial statement and income tax bases of assets and liabilities using the enacted statutory rates.

Note 1. Summary of Significant Accounting Policies (Continued)

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

FASB ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax liability in the current year. For the year ended April 30, 2017, management has determined that there are no material uncertain income tax positions.

Concentration of Credit Risk: The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses to date.

Recent Accounting Pronouncements:

In February 2016, the FASB ASU 2016-02 Leases (Topic 842) issued amended guidance on the accounting for leases. The guidance requires the recognition of lease assets and lease liabilities for those leases classified as operating leases under previous GAAP. The guidance retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases under previous GAAP. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee have not changed significantly from previous GAAP. For operating leases, a lessee is required to do the following: (a) recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in the Statement of Financial Condition, (b) recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a generally straight-line basis, and (c) classify all cash payments within operating activities in the statement of cash flows. The guidance is effective for fiscal periods beginning after December 15, 2018. Early application is permitted.

The Company is evaluating the impact of the amended guidance on the Statement of Financial Condition.

Note 2. Related Party Transactions

The Company transferred $1,918,256 of fees under a service agreement (the "Agreement") effective on May 1, 2016 with the Parent. Such fee is determined based on a profit split methodology formula as stipulated in the Agreement. The Company transferred $197,937 for expenses incurred on its behalf and advanced $535,440 for working capital to its Parent. At April 30, 2017, the Company had an intercompany receivable from the Parent of $399,690 related to unsettled balances in connection with the Agreement. There is also an intercompany payable to a commonly controlled affiliate of $62,186.

There is a high level of integration of the Company's activities and operations with the Parent and the accompanying financial statements are indicative of the Company's current financial condition and results of operations as part of that group. If the Company were unaffiliated, results of operations might be different.

Note 3. Commitments

The Company has office space obligations under a non-cancelable lease expiring in June 2018 and a lease with a three month notice period expiring in August 2019. The Company also has an obligation under an operating lease with a 60-day notice period. These leases contain provisions for escalations based on certain costs incurred by the lessor. The future aggregate minimum rentals under these leases are as follows:

Year ending April 30,	
2018	$ 651,883
2019	266,492
2020	62,692
	$ 981,067

Note 4. Employee Benefit Plans

The Company administers a 401(k) retirement and savings plan for eligible employees. The plan is a defined contribution plan that is funded through contributions by employees and the Company.

Note 5. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act"). SEC Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and aggregate indebtedness fluctuate on a daily basis; however, at April 30, 2017, the Company had net capital of $1,146,181 which was $1,128,469 in excess of its required net capital of $17,712. The Company's ratio of aggregate indebtedness to net capital was 0.23 to 1.

Note 6. Income Taxes

The Company has a deferred tax asset that has been reflected in the Statement of Financial Condition, totaling $878,183 due to temporary differences and net operating loss (NOL) carryforwards. The temporary differences relate to the differences between the reported amounts of accruals and fixed assets and their tax bases. The effective tax rate differs from the statutory rate due to state and local taxes and adjustments to prior-year estimates.

Note 7. Letter of Credit

The Company maintains a letter of credit in the amount of $362,279 as of April 30, 2017 to be utilized as the security deposit for an operating lease obligation. The letter of credit is secured by a cash account included in the statement of financial condition under security deposits.

Note 8. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects risk of loss to be remote.

Note 9. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

SEC
Mail Processing
Section
JUL 03 2017
Washington DC
416

MVision Private Equity Advisers USA LLC

Statement of Financial Condition

April 30, 2017

RECEIVED
2017 JUL -5 PM 2:55
SEC / TM

Filed as PUBLIC information pursuant to RULE 17a-5(d) under the Securities Exchange Act of 1934.

DORFMAN FINOP SERVICES, LLC

June 30, 2017

SEC
Mail Processing
Section
JUL 03 2017
Washington DC
416

SEC
100 F Street NE
Washington, DC 20549

SEC
New York Regional Office
200 Vesey Street, Suite 400
New York, NY 10281

To whom it may concern:

Enclosed please find the annual audit filing for MVision Private Equity Advisers USA LLC (CRD # 122242, SEC # 8-65479). Please note that FINRA granted the firm an extension until July 14, 2017. Should you have any questions or concerns please do not hesitate to contact me.

Regards,

Estee C. Dorfman
Financial and Operations Principal

RECEIVED
2017 JUL -5 PM 2:55
SEC / TM

230 Broadway, Suite 103, Lynnfield, Massachusetts 01940-2320
www.dorfman-finop.com
phone: 781-780-7069 • fax: 781-780-7062